ALLIED GOLD LIMITED
ACN 104 855 067

24 April 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

SIMBERI GOLD EXPLORATION UPDATE

HIGHLIGHTS

- Drilling at Sorowar West has intersected **a new zone of mineralisation**. Best results include:
  - **6m at 3.52g/t gold** from 5m within a broader zone of 9m at 2.50g/t gold from 2m
  - **13m at 2.20g/t gold** from surface
  - **7m at 2.66g/t gold** from 15m within a broader zone of 11m at 1.84g/t gold from 11m
  - **12m at 2.38g/t gold** from 47m

- Latest drill assay results from the Sorowar South East drilling **confirms a zone of shallow oxide mineralisation outside the current pit edge**. Best results include:
  - **22m at 2.14g/t gold** from surface within a broader zone of 30m at 1.75g/t gold from surface
  - **3m at 3.90g/t gold** from surface within a broader zone of 5m at 2.64g/t gold from surface
  - **5m at 4.81g/t gold** from 75m

- Drilling at Sorowar South East also included a sulphide intercept consisting of **9m at 6.19g/t gold** from 41m including **1m at 17.15g/t** gold from 46m

Sorowar Exploration Update

The latest assays from recent reverse circulation (RC) drilling carried out adjacent to the Sorowar pit continues to define surface and near-surface oxide mineralisation. The Sorowar deposit contains proven and probable reserves of 8.2 million tonnes at 1.30 g/t gold and 4.5 million tonnes at 1.41 g/t gold respectively for a total ore reserve of 547,000 ounces. Commencement of mining at the Sorowar deposit is scheduled for May 2008 and will provide the bulk of the mill feed for the stage 1 Simberi Oxide Gold Project which will produce an average 84,000 ounces of gold per year over a current 8 year mine life. The ore from Sorowar will be delivered by the aerial conveyor (Ropecon) which is currently undergoing commissioning.



Ropecon Looking Down Towards Pylon 2

Drilling south east of the pit to date has totalled 2,795 metres in 29 holes including 5 Monun Creek diamond holes that have been reported previously. Recently drilling commenced in an area west of the current pit and to date 24 holes for 2,063 metres have been drilled and some assay results have been received as listed in this update. **The drilling has identified a new area of mineralisation at Sorowar.** Testing of this area is continuing and drilling will also recommence in the south east area now that additional encouraging results have been received.

The tables at the end of this report give more details on the drill hole intersections and the map below shows the locations of the holes and selected assay intercepts.



N
0 100 200
meters
210,000 mN
209,800 mN
209,600 mN
44,000 mE
44,200 mE
44,400 mE
44,600 mE
44,800 mE
RC1463,20m@1.23g/t
RC1531,11m@1.84g/t
RC1532
RC1530,6m@3.52g/t
RC1527,1m@2.68g/t
RC1459,12m@2.38g/t
RC1529,3m@1.57g/t
RC1526,13m@2.20g/t
RC1528,4m@1.36g/t
SOROWAR WEST
Area Not Drilled
RC1525,11m@0.91g/t
incl 2m@2.34g/t
RC1517
RC1516
RC1515
RC1534,7m@1.32g/t
8m @1.2g/t
RC1539,5m@1.01g/t
6m @1.14g/t
RC1513,23m@1.44g/t
SE SOROWAR
RC1533,30m@1.75g/t
RC1511,10m@0.94g/t
incl 4m@1.46g/t
RC1538,5m@2.64g/t
10m@1.41g/t
RC1510,27m@1.42g/t
6m@4.09g/t
RC1537
RC1509,11m@1.27g/t
2m@1.31g/t
RC1535,9m@6.19g/t
incl 1m@17.15g/t
ALLIED GOLD LTD
Sorowar Deposit
Latest Drilling with Selected Intercepts
Previous Drilling
Sorowar Pit Outline
Ropecon
Haul Road

Sorowar Drill Hole Location Plan

The drilling at Sorowar West has identified a **new area of mineralisation located within 300 to 400 meters of the RopeCon load out** terminal. The drill hole intersections to date are extremely encouraging given that the mineralisation comprises oxide material at surface or near-surface. Drilling will continue north towards the Sorowar pit limit and south east in the area shown on the map as “Area Not Drilled”.

At the south east area the last phase of drilling has confirmed a zone of surface and near-surface mineralised oxide material. Further drilling is planned to define the extents of this zone and provide sufficient drill density to allow **a resource estimation to be carried out**.

Additionally, drilling has commenced to the north west of the Sorowar pit and to date 22 holes for a total length of 2,314 metres has been completed, still **waiting assay results**.


23

RC Drilling at Sorowar West

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Competent Persons

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the release of the information in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Background

Allied Gold is a gold production company having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a 40 million ounce gold resource.


KAVIENG
Tabar Is.
Lihir
Tanga Is.
New Ireland
Feni
RABAUL

Simberi hosts measured, indicated and inferred mineral resources of approximately 2.4 million ounces of gold and proven and probable ore reserves of 674,000 ounces of gold.

Allied's strategy is to add to the gold inventory on Simberi Island by defining additional oxide and sulphide resources and converting these and known resources into reserves with a view to expanding gold production from current levels of 84,000 ounces per annum.

Additionally it has a farm-in and joint venture agreement with the world's pre-eminent gold production company whereby Barrick Gold Corporation is funding up to AUD$20m of expenditure to earn a 70% interest in the exploration licence that encompasses the adjacent Tatau and Big Tabar islands.

Sorowar West Drill Hole Intercepts									
Hole	TIG North	TIG East	RLm	Dip/Azi°	From m	To m	Intercept m	Au Grade g/t	Oxidation
RC1459	209905.8	43841.1	210.0	-90/000	30	34	4	0.91	SU
Sorowar West				*including*	*30*	*32*	*2*	*1.14*	*SU*
					47	**59**	***12***	**2.38**	***SU***
					66	67	1	*1.09*	*SU*
RC1463	210019.4	43962.5	212.9	-90/000	32	36	4	1.02	SU
Sorowar West					19	39	20	1.00	SU
					44	64	20	1.23	*SU*
				including	***45***	***60***	***15***	***1.34***	***SU***
				and	***62***	***64***	***2***	***1.32***	***SU***
					76	94	18	0.72	*SU*
				including	*91*	*93*	*2*	*1.05*	*SU*
RC1526	209884.8	43883.7	191.2	-90/000	**0**	**13**	**13**	**2.20**	**OX SU**
Sorowar West				*including*	*0*	*11*	*11*	*2.48*	*OX*
RC1527	209911.0	43929.3	192.1	-90/000	**NSA**				
S West									
RC1528	209886.9	43966.8	194.9	-90/000	0	4	4	1.36	OX
Sorowar West				***including***	***0***	***3***	***3***	***1.59***	***OX***
					44	49	5	0.82	SU
				including	*47*	*48*	*1*	*1.78*	*SU*
					55	67	12	0.75	SU
				including	***59***	***60***	***1***	***2.00***	***SU***
				and	*66*	*67*	*1*	*1.06*	*SU*
					100	***104***	***4***	***1.36***	***SU***
RC1529	209913.2	43974.3	195.9	-90/000	0	9	9	0.99	OX, TR, SU
Sorowar West				***including***	***2***	***5***	***3***	***1.57***	***OX***
					64	68	4	1.37	SU
				including	***65***	***68***	***3***	***1.59***	***SU***
RC1530	209948.7	43984.4	195.6	-90/000	2	11	9	2.50	OX
Sorowar West				***including***	***5***	***11***	***6***	***3.52***	***OX SU***
					27	33	6	1.14	SU
				including	***27***	***29***	***2***	***2.03***	***SU***
					61	67	6	0.78	SU
				including	***64***	***66***	***2***	***1.03***	***SU***
					85	88	3	0.96	SU
					108	110	2	1.02	SU
RC1531	210018.1	44068.5	202.8	-90/000	11	22	11	1.84	SU
Sorowar West				***including***	***15***	***22***	***7***	***2.66***	***SU***

SE Sorowar Drill Hole Intercepts									
Hole	**TIG North**	**TIG East**	**RLm**	**Dip/Azi°**	**From m**	**To m**	**Intercept m**	**Au Grade g/t**	**Oxidation**
RC1509	**209514.1**	**44603.4**	**171.1**	**-55/129**	0	11	11	1.27	OX
SE Sorowar				***including***	***1***	***7***	***6***	***1.71***	***OX***
Sample not received at lab (11-12m)					12	14	2	1.31	OX
				including	***12***	***13***	***1***	***1.88***	***OX***
RC1510	**209529.6**	**44594.1**	**172.2**	**-90/000**	42	69	27	1.42	OX
SE Sorowar				***including***	***47***	***66***	***19***	***1.73***	***OX***
					74	80	6	4.09	OX SU
				including	***75***	***80***	***5***	***4.81***	***OX SU***
RC1511	**209529.5**	**44597.3**	**171.8**	**-60/045**	0	10	10	0.94	OX
SE Sorowar				***including***	***2***	***6***	***4***	***1.46***	***OX***
					73	79	6	1.28	OX
				including	***73***	***77***	***4***	***1.60***	***OX***
RC1513	**209571.8**	**44557.6**	**178.1**	**-60/045**	27	50	23	1.44	OX
SE Sorowar				***including***	***27***	***44***	***17***	***1.60***	***OX***
				and	***47***	***50***	***3***	***1.44***	***OX***
					101	*102*	*1*	*1.85*	*TR SU*
					113	***116***	***3***	***1.02***	***SU***
RC1515	**209650.4**	**44529.6**	**196.4**	**-60/045**	**NSA**				
SE Sorowar									
RC1516	**209669.4**	**44507.3**	**191.9**	**-60/045**	**NSA**				
SE Sorowar									
RC1517	**209697.2**	**44540.3**	**204.3**	**-60/045**	**NSA**				
SE Sorowar									
RC1525	**209780.4**	**44434.9**	**195.3**	**-60/045**	15	26	11	0.91	SU
SE Sorowar				***including***	***23***	***25***	***2***	***2.34***	***SU***
RC1533	**44486.5**	**209559.5**	**171.4**		0	30	30	1.75	OX SU
SE Sorowar				***including***	***0***	***22***	***22***	***2.14***	***OX SU***
RC1534	**209610.9**	**44470.0**	**176.9**	**-60/045**	30	37	7	1.32	*TR*
SE Sorowar				***including***	***30***	***35***	***5***	***1.66***	***TR***
					63	75	12	0.71	*SU*
				including	***70***	***71***	***1***	***1.26***	***SU***
					92	100	8	1.20	*SU*
				including	***95***	***100***	***5***	***1.49***	***SU***
RC1535	**209433.7**	**44576.9**	**119.8**	**-60/045**	**41**	**50**	**9**	**6.19**	**SU**
SE Sorowar				***including***	***46***	***47***	***1***	***17.15***	***SU***
Top of hole assays received, awaiting results for 63 - 120m									

RC1537	209446.2	44466.9	125.3	-60/045	91	92	1	2.68	SU
SE Sorowar					137	142	5	0.82	SU
				including	***141***	***142***	***1***	***2.15***	***SU***
RC1538	209512.9	44421.2	131.6	-90/000	0	5	5	2.64	OX
SE Sorowar				***including***	***0***	***3***	***3***	***3.90***	***OX***
					13	23	10	1.41	SU
				including	***14***	***23***	***9***	***1.51***	***SU***
					81	***88***	***7***	***1.08***	***SU***
RC1539	209599.7	44415.6	145.8	-60/045	0	5	5	1.01	OX, TR
SE Sorowar				***including***	***0***	***2***	***2***	***1.30***	***OX***
					8	11	3	0.93	OX
					18	28	10	0.97	TR
				including	***21***	***27***	***6***	***1.14***	***TR***
					64	75	11	0.72	SU
				including	***64***	***66***	***2***	***1.20***	***SU***
				and	***69***	***70***	***1***	***1.07***	***SU***
					137	142	5	0.82	SU
				including	***141***	***142***	***1***	***2.15***	***SU***

Assaying for gold by fire assay (50gm) with AAS finish

Simberi mineralization types are:
Ox = oxide material – extremely weathered (average cyanide recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cut-off = 0.5 g/t

NSA refers to No Significant Assays